UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

For Immediate Release

Pampa Energía announces General Ordinary and Extraordinary Shareholders’ meeting for April 29, 2016.

City of Buenos Aires, March 17, 2016. Pampa Energía S.A. (NYSE: PAM; Buenos Aires Stock Exchange: PAMP), announced that will hold a General Ordinary and Extraordinary Shareholders’ Meeting on April 29, 2016, at 11:00 a.m on first call and, in the event that the legally required quorum is not reached on first call, at 12:00 a.m. on second call only with respect to the General Ordinary Shareholders’ Meeting at the registered office, located at Ortiz de Ocampo 3302, Building 4, Ground Floor, City of Buenos Aires, to consider the following agenda:

1)      Appointment of shareholders to approve and sign the minutes of the Shareholders’ Meeting.

2)      Consideration of the Company’s Balance Sheet, Statement of Comprehensive Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows, Notes, Independent Auditor’s Report, Supervisory Committee’s Report, Annual Report and Report on Compliance with Corporate Governance Code, Management’s Discussion and Analysis required by the regulations of the Argentine Securities Commission, and the additional information required by Section 68 of the Listing Regulations of the Buenos Aires Stock Exchange, all for the fiscal year ended December 31, 2015.

3)      Consideration of allocation of the results for the year and allocation thereof (upon dealing with this item, the meeting will qualify as an Extraordinary Shareholders’ Meeting).

4)      Consideration of Supervisory Committee’s performance.

5)      Consideration of Board of Directors’ performance.

6)      Consideration of fees payable to the members of the Supervisory Committee for the fiscal year ended December 31, 2015 for $450,000 (total fees).

7)      Consideration of fees payable to the Board of Directors for the fiscal year ended December 31, 2015 for $54,833,938 (total fees), as per the limitations set forth in Section 261 of the Business Companies Law and the Regulations of the Argentine Securities Commission.

8)      Consideration of fees payable to the Independent Auditor.

9)      Appointment of regular and alternate Directors.

10)  Appointment of alternate Statutory Auditor.

11)  Appointment of Independent Auditor and Alternate Independent Auditor who shall render an opinion on the financial statements for the fiscal year started on January 1, 2016.

12)  Determination of fees payable to the Independent Auditor and Alternate Independent Auditor who shall render an opinion on the financial statements for the fiscal year started on January 1, 2016.

13)  Consideration of allocation of a budgetary item for the operation of the Audit Committee.

14)  Grant of authorizations to carry out proceedings and filings necessary to obtain the relevant registrations.

NOTE 1: Shareholders shall send the relevant certificates evidencing the balance of their book-entry accounts, issued to such effect by Caja de Valores S.A., to Ortiz de Ocampo 3302, Building 4, Ground Floor, City of Buenos Aires, on any business days from 10.00 am to 6.00 pm until and including April 25, 2016.

NOTE 2: According to the provisions of the Regulations of the Argentine Securities Commission, as amended in 2013, when enrolling to participate at the Meeting, the Shareholder shall report the following data: first and last name or complete corporate name; type and number of identity document in the case of natural persons or registration data in the case of legal entities, expressly indicating the Registry where they are registered with and its jurisdiction, domicile and type of domicile. The same information must be filed by any person who attends the Meeting as representative of a shareholder.

NOTE 3: Shareholders are hereby reminded that, in accordance with the Regulations of the Argentine Securities Commission, as amended in 2013, in the event of shareholders that are entities organized abroad, (i) information shall be given about the ultimate beneficial owners of the shares that comprise the capital stock of the foreign company and the number of shares that shall be voted by them and (ii) the representative appointed to vote at the Shareholders’ Meeting shall be duly registered with the relevant Public Registry of Commerce, under the terms of Sections 118 or 123 of the Business Companies Law.

NOTE 4: The Shareholders are hereby required to be present at least 15 minutes in advance of the time scheduled for holding the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 17, 2016

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Co-Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.